Filed by AEP Industries Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: AEP Industries Inc.

Commission File No. for Registration Statement on Form S-4: 333-213803

Date: January 18, 2017

FOR IMMEDIATE RELEASE

AEP Industries Inc. Announces Results of Special Meeting

Montvale, N.J., January 18, 2017 – AEP Industries Inc. (“AEP”) (NASDAQ:AEPI) today announced that AEP stockholders voted to adopt the Agreement and Plan of Merger, dated August 24, 2016 (as amended from time to time, the “Merger Agreement”), by and among Berry Plastics Group, Inc. (“Berry”), Berry Plastics Corporation, Berry Plastics Acquisition Corporation XVI, Berry Plastics Acquisition Corporation XV, LLC and AEP, pursuant to each of (i) a proposal to adopt the Merger Agreement pursuant to which AEP stockholders would be entitled to receive, at the holder’s election, $110.00 in cash or 2.5011 shares of Berry common stock in exchange for each share of AEP common stock (the “base merger consideration”), subject to the proration mechanics in the Merger Agreement (the “base merger consideration proposal”) and (ii) a proposal to adopt the Merger Agreement pursuant to which, in certain limited circumstances (as specified in the Merger Agreement), Berry may elect, in its sole discretion, to pay one hundred percent (100%) of the merger consideration in cash (the “alternative merger consideration”), subject to certain conditions (the “alternative merger consideration proposal”) at a special meeting of AEP stockholders (the “AEP Special Meeting”) held today, January 18, 2017, in Montvale, New Jersey.

Under the terms of the Merger Agreement, Berry will acquire AEP through a two-step merger process (the “mergers”) that will result in AEP merging with and into an indirect, wholly owned limited liability company subsidiary of Berry. AEP and Berry expect to complete the mergers on or about January 20, 2017. The final results of the AEP Special Meeting will be filed on a Current Report on Form 8-K with the Securities and Exchange Commission (the “SEC”).

Forward-Looking Information

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (as amended, and together with the rules and regulations thereunder, the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements about the expected timing of completion of the proposed mergers between AEP and Berry. All statements regarding AEP’s or its subsidiaries’ expected future financial position, results of operations, cash flows, funds from operations, dividends and dividend plans, financing plans, business strategy, budgets, projected costs, operating metrics, capital expenditures, competitive positions, acquisitions, investment opportunities, merger integration, growth opportunities, dispositions, expected lease income, plans and objectives of management for future operations and statements that include words such as “anticipate,” “if,” “believe,” “plan,” “estimate,” “expect,” “intend,” “may,” “could,” “should,” “would,” “will,” “seeks,” “approximately,” “outlook,” “looking forward” and other similar expressions or the negative form of the same are forward-looking statements. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. AEP cautions readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, risks and uncertainties related to (i) the risk that the conditions to closing of the mergers may not be satisfied; (ii) the ability of Berry to integrate the acquired business successfully and to achieve anticipated cost savings and other synergies; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment; (iv) potential litigation relating to the proposed transaction that could be instituted against AEP or its directors; (v) possible disruptions from the proposed transaction that could harm our business, including current plans and operations; (vi) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the mergers; (vii) changes in prices and availability of resin and other raw materials and our ability to pass on changes in raw material prices on a timely basis; (viii) continued availability of capital and financing and rating agency actions; (ix) legislative, regulatory and economic developments; (x) catastrophic loss of one of our key manufacturing facilities, natural disasters and other unplanned business interruptions; and (xi) management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Proxy Statement/Prospectus, dated December 15, 2016, mailed on or about December 16, 2016, to holders of record of AEP common stock as of December 12, 2016 (the “Proxy Statement/Prospectus”), as well as other factors described in AEP’s Annual Report on Form 10-K for the fiscal year ended October 31, 2016, AEP’s Current Reports on Form 8-K and Berry’s Annual Report on Form 10-K for the fiscal year ended October 1, 2016, in each case, as filed with the SEC. The list of factors presented here is, and the list of factors presented in the Proxy Statement/Prospectus should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles or impediments to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on AEP’s consolidated financial condition, results of operations, credit rating or liquidity. AEP does not assume any obligation to provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Contact: Paul M. Feeney

Executive Vice President, Finance

and Chief Financial Officer

AEP Industries Inc.

(201) 807-2330

feeneyp@aepinc.com

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